April 17, 2013

VIA EDGAR

Re:          KKR & Co. L.P.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 27, 2012

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Filed November 2, 2012

File No. 001-34820

Ms. Suzanne Hayes

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4631

Washington, D.C. 20549-4631

Dear Ms. Hayes:

On behalf of KKR & Co. L.P. (the “Company” or “KKR”), we are responding to the comment letter of the Staff of the Securities and Exchange Commission, dated December 31, 2012, regarding the Company’s financial statements and related disclosures in its Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”) and Form 10-Q for the fiscal quarter ended September 30, 2012 (the “September Form 10-Q”) and subsequent discussions with the Staff regarding its letter.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that references to page numbers in our responses refer to the page numbers of our 2011 Form 10-K and September Form 10-Q, as filed on EDGAR.

Form 10-K for Fiscal Year Ended December 31, 2011

Performance, page 4

3.                                      Please tell us why you believe disclosures of past performance dating back to 1976 are material and relevant.

To confirm our discussions with the Staff, in our Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”), we will include cautionary disclosure regarding the aggregate inception to date performance of our funds that appears on page 4 of the 2011 Form 10-K, including qualitative disclosure that such aggregate performance may not be representative of the performance of any particular fund in any given period.  Such disclosure will be near the existing disclosure of such aggregate inception to date performance of our funds and also cross-reference the appropriate risk factor disclosure.  We will also enhance our risk factor disclosure  about the possibility of poor performance of our funds, which will include quantitative disclosure about certain funds’ performance in connection with the existing disclosure on page 26 of the 2011 Form 10-K when our private equity funds were marked down to 67% of original cost as of March 31, 2009.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 129

11.                               Please add disclosure that addresses the material components of your risk management philosophy and structure, including the following information:

•                  Please explain what individuals, groups, or committees are responsible for risk oversight and indicate whether KKR & Co. L.P. or the Managing Partner has an overall risk tolerance policy.

•                  Please explain how you measure and manage risks related to your investment funds and vehicles.

•                  Please indicate how risk-related information is communicated among the various individuals and entities responsible for risk management, and under what circumstances such information is communicated to senior level executives, or to the Board of Directors.

•                  Please describe your policies in the event of risk limit breaches, including to whom such breaches are reported.

To confirm our discussions with the Staff, in our 2013 Form 10-K, we will include additional disclosure substantially similar to our response to Question 11 of our letter to the Staff, dated January 15, 2013 (the “Response Letter”).

Notes to Consolidated and Combined Financial Statements

Note 2 — Summary of Significant Accounting Policies, page 145

Basis of Accounting — General, page 145

12.                               We note your disclosure on page 85 that your Private Markets segment includes ten consolidated investment funds and thirteen unconsolidated co-investment vehicles while your Public Markets segment includes eight consolidated investment vehicles and nine unconsolidated vehicles. Please revise your accounting policy disclosure in future filings to clearly describe the basis on which you account for your investments in these unconsolidated investment vehicles. Please also clarify how many of your unconsolidated vehicles are voting interest entities as opposed to VIEs and confirm that your investments in all unconsolidated VIEs are included in your tabular disclosure of your maximum exposure to loss on page 146.

To confirm our discussions with the Staff, beginning with our Form 10-Q for the quarter ended March 31, 2013 (the “2013 Form 10-Q”), we will include additional disclosure describing certain distinguishing characteristics that generally determine whether an entity is consolidated, which characteristics generally include the level of our general partner’s equity at risk and the lack of “kick-out” rights in our funds.

Item 11. Executive Compensation, page 212

KKR Holdings, page 212

18.                               Please clarify whether the “certain initial vesting requirements” applicable to KKR Holdings units are limited to the three-year service-based vesting requirement discussed on page 214. In this regard, we refer to your disclosure on page 219 that “…certain of these units…are subject to performance-based vesting conditions, which include profitability and other criteria.” If not, please disclose the additional vesting criteria.

To confirm our discussions with the Staff, in our 2013 Form 10-K, we will include quantitative disclosure about the length of service vesting for KKR Holding units and restricted equity units.

Carried Interest, page 214

21.                               Please explain how carry pool allocations to your named executive officers are determined (e.g., by disclosing what factors your co-chief executive officers consider) and disclose the reasons underlying material differences in the amounts allocated among your named executive officers. It may be helpful to explain the meaning and application of the phrases “first on a dollar basis and then allocated on an investment by investment basis” and “varies by size of investment and in the aggregate.” Please also clarify whether the vesting conditions applicable to the carry pool are service-based only, or impose additional requirements.

To confirm our discussions with the Staff, in our 2013 Form 10-K, we will include additional disclosure substantially similar to our response to Question 21 of the Response Letter.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Notes to Consolidated and Combined Financial Statements

Note 2 — Summary of Significant Accounting Policies, page 10

Fair Value Measurements, page 14

32.                               As a related matter, we note based on your tabular disclosure of significant Level III inputs on page 25 that illiquidity discounts applied to Private Equity investments range from 0% to 20% and that all such investments are assigned a minimum illiquidity discount of 5% with the exception of investments in your natural resources strategy. Please revise your disclosure in future filings to more clearly explain how such illiquidity discounts are determined, including the specific liquidity methods used to determine such discounts.

To confirm our discussions with the Staff, beginning with our 2013 Form 10-Q, we will revise our footnote disclosure to include substantially the following draft text:

When determining the illiquidity discount applied, KKR takes a uniform approach across its portfolio and generally applies a minimum 5% discount to all private equity investments, with the exception of certain investments in real estate and natural resources.  KKR then evaluates such private equity investments to determine if factors exist that could make it more challenging to monetize the investment and, therefore, justify applying a higher illiquidity discount. These factors generally include (i) whether KKR is unable to sell the portfolio company or conduct an initial public offering of the portfolio company due to the consent rights of a third party or similar factors, (ii) whether the portfolio company is undergoing significant restructuring activity or similar factors and (iii) characteristics about the portfolio company regarding its size and/or whether the portfolio company is experiencing, or expected to experience, a significant decline in earnings. These factors generally make it less likely that a portfolio company would be sold or publicly offered in the near term at a price indicated by using just a market multiples or discounted cash flow analysis, and these factors tend to reduce the number of opportunities to sell an investment and/or increase the time horizon over which an investment may be monetized.  Depending on the applicability of these factors, KKR determines the amount of any incremental illiquidity discount to be applied above the 5% minimum, and during the time we hold the investment, the illiquidity discount may be increased or decreased, from time to time, based on changes to these factors.  The amount of illiquidity discount applied at any time requires considerable judgment about what a market participant would consider and is based on the facts and circumstances of each individual investment.  Accordingly, the illiquidity discount ultimately considered by a market participant upon the realization of any investment may be higher or lower than that estimated by KKR in its valuations.

Note 5 — Fair Value Measurements, page 21

33.                               We note that your Private Equity investments consist primarily of investments in portfolio companies of KKR Funds as well as investments in infrastructure, natural resources and real estate. Please revise your future filings to disclose the fair values of your Private Equity investments within each level in the fair value hierarchy at a more granular level of detail (e.g., by industry). Please also apply the same level of detail to your tabular disclosure of significant Level III inputs on page 25 such that the valuation input ranges and weighted averages are also provided by industry.

To confirm our discussions with the Staff, beginning with our 2013 Form 10-Q, we will revise our footnote disclosure regarding inputs used in Level III investments to provide tabular information for private equity investments by industry, infrastructure and natural resources investments, and real estate investments.  For private equity investments by industry, we expect to (i) present information on specific industries identified by an objective measure, which initially will be the top 3 industries by fair value plus any other industries that represent more than 10% of fair value, and (ii) with respect to any industries aggregated into an “other” line item, provide additional information by footnote disclosure to identify the industries by name and any other information that we may determine to be material.  However, please note that we expect to re-evaluate this disclosure in future filings based on our particular factual circumstances at the time and any further guidance that the Securities and Exchange Commission or other commentators may provide with respect to this disclosure requirement.

*              *              *              *              *

As stated on the SEC’s website, the Staff provides comments to a company “when it notes instances where it believes a company can enhance its disclosure or improve its compliance with the applicable disclosure requirements”.  The Company acknowledges that the Staff’s comments above have been provided to the Company in an effort to enhance its disclosures to investors, and the Company’s responses similarly have been provided to the Staff with those goals in mind.  To the extent that in response to a comment from the Staff the Company has agreed to provide additional or revised disclosure in a future filing, such agreement is not and should not be considered an admission by the Company as to the inadequacy or inaccuracy of any prior filing, any deficiency in internal controls or disclosure controls, or any violation of federal securities laws, material or otherwise.

As requested by the Staff, we acknowledge that, with respect to filings made by us:

•                                          We are responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (212) 230-9740 or, in my absence, either Scott Karnas at (212) 230-9723 or Christopher Lee at (212) 230-9786, with any questions or further comments.

Sincerely,

/s/ William J. Janetschek
William J. Janetschek
Chief Financial Officer

cc:           Securities and Exchange Commission

Ms. Angela Connell

Ms. Jeanne Baker

Ms. Celia Soehner